17009633

ES
;E COMMISSION
20549

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ANNUAL AUD...ED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66787

SEC
Mail Processing
Section
MAR 0 6 2017
Washington DC
406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ION PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 PARK AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10177 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DEREK WITTENBERG (212) 286-5033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEUER & ORLANDO, LLP
(Name – *if individual, state last, first, middle name*)

2 WALL STREET, 10th FLOOR (Address) NEW YORK, (City) NY (State) 10005 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DEREK WITTENBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ION PARTNERS, LLC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SIQI RONG
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01RO6279194
Qualified in Queens County
Commission Expires April 08, 2017

Signature

PARTNER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FEUER & ORLANDO, LLP

CERTIFIED PUBLIC ACCOUNTANTS

(A Partnership Including A Professional Corporation)

REPORTING OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of Ion Partners, LLC
New York, New York

We have audited the accompanying statement of financial condition of Ion Partners, LLC at December 31, 2016, and the related statements of operations, cash flows, and changes in members equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ion Partners, LLC as of December 31, 2016 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information included in Schedule I, as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of Ion Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Feuer & Orlando LLP

New York, New York
February 28, 2017

2 WALL STREET • 10TH FLOOR • NEW YORK, NY 10005 • TEL: (212) 736-5500 • FAX: (212) 736-5601

ION PARTNERS, LLC
BALANCE SHEET
DECEMBER 31, 2016

ASSETS

Current Assets:	
Cash	$20,702
Accounts receivable (net of allowance for doubtful accounts)	2,500
Prepaid expenses	5,696
Total Current Assets	28,898
Fixed Assets:	
Property and equipment, net of accumulated depreciation net of $ 18,690	624
Total Fixed Assets	624
Other Assets:	
Website, net of accumulated amortization of $1,591	-
Security deposits	9,436
Total Other Assets	9,436
Total Assets	$38,958

LIABILITIES AND MEMBERS' CAPITAL

Current Liabilities:	
Accounts payable and accrued expenses	$13,434
Total Current Liabilities	13,434
Commitments	
Members' Capital	25,524
Total Liabilities and Members' Capital	$38,958

The accompanying notes are an integral part of these financial statements

ION PARTNERS, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2016

Income:		
Fee income		$38,000
Interest income		8
Total Income		38,008
Expense:		
Consulting	$ 3,691	
Office, general and administrative	12,441	
Rent and occupancy	51,900	
Professional fees	16,044	
Regulatory fees	188	
Depreciation and amortization	1,151	
Total Expenses		85,415
Net Loss		($47,407)

The accompanying notes are an integral part of these financials statments

ION PARTNERS, LLC
STATEMENT OF MEMBERS' CAPITAL
YEAR ENDED DECEMBER 31, 2016

BEGINNING MEMBERS' CAPITAL	$61,931
Capital contributions	11,000
Net Loss for the year	(47,407)
ENDING MEMBERS' CAPITAL	$25,524

The acompanying notes are an integral part of these financials statements

ION PARTNERS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

Cash flows from Operating Activities:	
Net loss	**($47,407)**
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	**1,151**
Change in operating assets and liabilities:	
Accounts receivable	**5,500**
Other assets	**(4,720)**
Prepaid expenses	**426**
Accounts payable and accrued expenses	**(194)**
Net Cash used in operating activities and decrease in cash	**(45,244)**
Cash provided by financing activities	
Member capital contributions	**11,000**
Net decrease in cash	**(34,244)**
Cash at Beginning of year	**54,946**
Cash at End of year	**$20,702**

The accompanying notes are an integral part of these financial statements

NOTE 1 – DESCRIPTION OF BUSINESS

Ion Partners (the "Company") is a New York State limited liability company organized on August 8, 2003 as amended on June 5, 2009. The Company is primarily engaged in providing investment banking advisory services to its clients. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

Basis of Presentation

The Company maintains its accounting records on the accrual basis.

Revenue Recognition

The Company recognizes revenue as the related consulting services are provided.

Concentration of Credit Risk

Concentrations of credit risk with respect to trade accounts receivable are limited due to the Company's ability to assess the credit worthiness of its clients. The Company does not currently see a concentrated credit risk associated with receivables. Repayment is dependent upon the financial stability of its clients.

Allowance for Doubtful Accounts

The Company estimates uncollectibility of trade accounts receivable by analyzing historical bad debts, customer concentrations, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts.

Property and Equipment

Furniture and equipment are stated at cost less accumulated depreciation, which is calculated using the straight-line method over the useful lives of the related assets, primarily five years.

Website

Website is stated at cost less accumulated amortization, which is calculated using the straight-line method over the useful life of the related asset, primarily three years.

Income Taxes

Provisions for federal and state income taxes have not been recorded as the Company is taxed as a partnership. Under New York City tax regulations, limited liability companies are taxed on income earned during the year. For the year ended December 31, 2016, no provision was recorded.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. In such circumstances, the Company will estimate the future cash flows expected to result from the use of the asset and its eventual disposition. Future cash flows are the future cash inflows expected to be generated by an asset less the future outflows expected to be necessary to obtain those inflows. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company will recognize an impairment loss to adjust the fair value of the asset. Management believes that there are no impaired, long-lived assets at December 31, 2016.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

Risk, uncertainties, cash flow and going-concern

The Company is subject to various risks and uncertainties, primarily clients faced with cash flow issues. Clients of the Company are frequently early stage start-up companies that face cash flow issues. To address these risks, the Partnership must, among other things, develop a profitable business plan, develop a customer base, implement and successfully execute its business and market strategy to engage new clients. There can be no guarantee the Partnership will be successful in addressing such risks. To mitigate the risks, the Partners are fully committed to funding the business over the next year.

NOTE 3 – PROPERTY AND EQUIPMENT

The Company's property and equipment and related accumulated depreciation consist of the following at December 31, 2016:

	Cost	Accumulated Depreciation	Net
Computer and office equipment	$19,314	$18,690	$624
Total	$19,314	$18,690	$624

NOTE 4 – COMMITMENTS

As of December 31, 2016, the Company had no leases or commitments which extended beyond the previous operating cycle other than its office space agreement that ends on April 30, 2017. The future minimum lease payments for the remaining term of the lease is $13,568.

NOTE 5 – CONCENTRATIONS

Financial instruments that potentially subject the Company to significant concentrations of credit risk consisted principally of cash. The Company's cash balances are fully insured by the Federal Deposit Insurance Corporation. As of December 31, 2016, the accounts were fully ensured.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of the aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital as defined, exceed 15 to 1.

At December 31, 2016, the Company has net capital, as defined, of $7,268 which is $2,268 in excess of its required net capital of $5,000. The Company has aggregate indebtedness of $13,434. The Company's ratio of aggregate indebtedness to net capital is 1.848 to 1 at December 31, 2016.

NOTE 7 – SUBSEQUENT EVENT

The Company has evaluated subsequent events through February 28, 2017 the date the financial statements were available for issuance. At January 31, 2017 the Company was not in compliance with the Minimum net capital requirement. The Company will submit a plan to become compliant.

NOTE 8-GOING CONCERN

The company has had losses in the previous 2 years and has evaluated its existence as a going concern. The members have a plan in place to reduce operating expenses, aggressively seek new clients and have committed to contribute capital in order to make sure the company can operate over the next twelve months.

ION PARTNERS, LLC
SCHEDULE I -
December 31, 2016

Computation of net Capital under rule 15c3-1 of the securities and exchange commission

Total members' capital	**$25,524**
Less Nonallowable assets:	
Accounts receivable	**(2,500)**
Prepaid expenses	**(5,696)**
Fixed assets - net	**(624)**
Other assets - net	**(9,436)**
Audited net capital	**7,268**
Minimum net capital requirement	**(5,000)**
Net capital surplus	**$2,268**
Ratio of aggregate indebtedness to net capital at December 31, 2016	**1.84838**

Computation for determination of Reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission

The company has claimed exemption from rule 15c3-3 under the provisions of section (k) (2) (i)

Information relating to the possession or control rquirements Under Rule 15c3-3:

The company has claimed exemption from rule 15c3-3 under the provisions of section (k) (2) (i)

ION PARTNERS, LLC
SCHEDULE I -
December 31, 2016

Reconciliation of computation of Net Capital

Net capital per focus report	$ 25,524
Net Capital as computed	$ 25,524
Aggregate indeptedness per focus report	$ 13,434
Aggregate indebtedness as computed	$ 13,434

There are no material differences between the preceding computation and the company's corresponding unaudited part II of form X-17A-5 as of December 31, 2016

Reconciliation of determination of reserve requirements under Rule 15c3-3:

The company has claimed exemption from rule 15c3-3 under the provisions of section (k) 92) (i)

FEUER & ORLANDO, LLP

CERTIFIED PUBLIC ACCOUNTANTS

(A Partnership Including A Professional Corporation)

Report of Independent Registered Public Accounting Firm Exemption Report

To the Members of
Ion Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Ion Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Ion Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)[i] (the "exemption provisions") and (2) Ion Partners, LLC stated that Ion Partners, LLC met the identified exemption provisions throughout the period from January 1, 2016 to December 31, 2016, without exception. Ion Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ion Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)[i] of Rule 15c3-3 under the Securities Exchange Act of 1934.

Feuer & Orlando LLP

New York, New York
February 28, 2017

2 WALL STREET • 10TH FLOOR • NEW YORK, NY 10005 • TEL: (212) 736-5500 • FAX: (212) 736-5601

ION PARTNERS LLC
EXEMPTION REPORT
DECEMBER 31, 2016

1. **Ion Partners, LLC has claimed an exemption from SEC Rule § 240.15c3-3 under the provisions in paragraph (k) (2) [i].**

2. **ION Partners, LLC has met the identified exemption provisions in paragraph (k)(2)[i] of Rule § 240.15c3-3 throughout the period from January 1, 2016 to December 31, 2016, without exception.**

By:
Managing Partner

February 28, 2017